UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: September 22, 2014

Exhibit 99.1

Charm Communications Inc.

Announces Shareholders’ Approval of the Merger Agreement

Beijing, China, September 22, 2014 — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, announced today that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated May 19, 2014 (as amended on May 23, 2014 and June 20, 2014, the “merger agreement”) among Engadin Parent Limited (“Parent”), Engadin Merger Limited (“Merger Sub”) and the Company and the plan of merger between Merger Sub and the Company required to be filed with the Registrar of Companies of the Cayman Islands (such plan of merger being substantially in the form attached as Appendix 1 to the merger agreement), pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving corporation (the “merger”) and the transactions contemplated by the merger agreement, including the merger. Approximately 84% of the Company’s total outstanding ordinary shares (including ordinary shares represented by the Company’s American depositary shares (“ADSs”)) voted in person or by proxy at today’s extraordinary general meeting. Of the ordinary shares voted in person or by proxy at the extraordinary general meeting, approximately 72% were voted in favor of the proposal to approve the merger agreement and the plan of merger and the transactions contemplated by the merger agreement, including the merger; and approximately 72% were voted in favor of the proposal to authorize the directors of the Company to do all things necessary to give effect to the merger agreement.

The parties currently plan to complete the merger as soon as possible following the satisfaction or waiver of the conditions set forth in the merger agreement. Upon completion of the merger, Charm will become a privately held company wholly owned by Parent. Charm’s ADSs will no longer be listed on the Nasdaq Global Market, and the Charm’s ADS program will terminate. In addition, Charm’s ADSs and ordinary shares represented by ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (“CCTV”). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor and Informational Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1-616-551-9714

Email: chrm@ogilvy.com